To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 8 April 2005



BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date



News release

Embargoed until 0700 hours Monday 11 Apri. _2005

BAA issues March and Financial Year 2004/05 Traffic Figures

BAA's UK airports handled 11.6 million passengers in March, an increase of 7.7% on the previous month last year. The numbers were helped by an early Easter holiday. Stripped of the Easter effect, the underlying increase for March is estimated at 5.0%

For the financial year end March 2005, BAA's UK airports handled 141.7 million, an increase of 6.3% against the previous financial year.

European scheduled markets increased 9.7%, helped by a 21.0% increase in passenger numbers carried by low cost airlines. North Atlantic markets were 3.3% higher and traffic on Other Long Haul routes added 14.1%. Despite the earlier Easter, European Charter markets declined 1.9% reflecting continued competitive pressures. UK Domestic routes recorded 4.0% growth.

BAA's UK airports each reported increases in March. Gatwick benefited most from the early Easter and recorded the highest growth during the calendar month at 15.4%. Passenger numbers through Gatwick exceeded 32 million during the financial year, the first time numbers have exceeded 32 million since September 2001.

Heathrow was 5.2% up on the previous year while Stansted increased 9.1%.

**Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton**

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





Elsewhere Southampton recorded an increase in the calendar month of 11.7% while BAA's Scottish airports recorded combined growth of 3.8%.

The number of air transport movements increased 2.9% in March (+3.5% for the year), while cargo traffic fell 3.3%, reflecting a drop in the number of working days in March. Overall the full year cargo activity was up by 6.7%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Samantha Bateman, BAA plc**
tel + 44 (0) 207 932 6654

City enquiries: **Duncan Bonfield, BAA plc**
tel + 44 (0) 207 932 6831



BAA Traffic Summary : March 2005

Terminal Passengers (000s)	Month	% Change*	Financial Year 12 months to Mar 2005	% Change**
Heathrow	5,708.6	5.2	67,654.6	5.3
Gatwick	2,479.1	15.4	32,007.2	6.5
Stansted	1,758.3	9.1	21,168.6	9.1
London Area Total	**9,946.0**	**8.3**	**120,830.5**	**6.2**
Southampton	132.0	11.7	1,549.9	12.9
Glasgow	603.2	2.6	8,612.8	5.7
Edinburgh	670.6	3.5	8,045.5	6.2
Aberdeen	227.6	7.9	2,689.4	6.2
Scottish Total	**1,501.5**	**3.8**	**19,347.7**	**6.0**
BAA Total	**11,579.5**	**7.7**	**141,728.1**	**6.3**

Air Transport Movements	Month	% Change*	Financial Year 12 months to Mar 2005	% Change**
Heathrow	39,634	0.0	469,560	1.9
Gatwick	19,670	10.6	245,104	4.6
Stansted	14,425	-0.6	176,803	2.1
London Area Total	**73,729**	**2.5**	**891,467**	**2.7**
Southampton	3,317	8.7	37,962	8.3
Glasgow	7,296	2.3	93,472	5.1
Edinburgh	9,548	-0.2	112,564	4.5
Aberdeen	7,508	8.6	84,238	6.5
Scottish Total	**24,352**	**3.1**	**290,274**	**5.3**
BAA Total	**101,398**	**2.9**	**1,219,703**	**3.5**

Cargo (Metric Tonnes)	Month	% Change*	Financial Year 12 months to Mar 2005	% Change**
Heathrow	109,388	-4.1	1,323,530	7.8
Gatwick	19,906	-4.6	216,151	-3.3
Stansted	20,996	0.3	228,517	9.7
London Area Total	**150,290**	**-3.6**	**1,768,198**	**6.5**
Southampton	19	-20.8	261	-17.7
Glasgow	578	37.9	8,653	49.3
Edinburgh	2,481	7.4	28,151	8.7
Aberdeen	368	16.1	3,874	9.5
Scottish Total	**3,427**	**12.5**	**40,678**	**15.4**
BAA Total	**153,736**	**-3.3**	**1,809,137**	**6.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of March 2004

** compared to the twelve months to March 2004



Market Comparison: March 2005

Market	*BAA Total Mar 04 (000s)*	*BAA Total Mar 05 (000s)*	*% Change*
Domestic	2,220	2,308	4.0
Eire	526	584	11.0
European Scheduled	4,184	4,589	9.7
European Charter*	652	639	-1.9
North Atlantic	1,470	1,519	3.3
Other Long Haul	1,701	1,940	14.1
Total	**10,752**	**11,580**	**7.7**

Market Comparison: Financial Year 2004-05

Market	*BAA Total Apr 03 - Mar 04 (000s)*	*BAA Total Apr 04 - Mar 05 (000s)*	*% Change*
Domestic	25,855	26,898	4.0
Eire	6,369	6,542	2.7
European Scheduled	51,190	55,552	8.5
European Charter*	13,209	12,319	-6.7
North Atlantic	17,873	19,112	6.9
Other Long Haul	18,861	21,304	13.0
Total	**133,357**	**141,728**	**6.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.